

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Antonio Milici
Chief Executive Officer
GeneThera, Inc.
3051 W 105th Ave. #350251
Westminster, CO 80035

      Re: GeneThera, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed June 10, 2020
           File No. 000-27237

Dear Mr. Milici:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Life Sciences